UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .... December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... to ....

Commission File Number 01-07284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baldor Electric Company
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

REQUIRED INFORMATION

The Baldor Electric Company Employees' Profit Sharing and Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the years ended December 31, 2006 and 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Date: June 27, 2007

By: [signature]
John A. McFarland
Member, Benefits Advisory Committee

INDEX OF EXHIBITS

Exhibit No.	Description
1	Consent of Independent Registered Public Accounting Firm filed herewith

EXHIBIT 1

BKD LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Forms S-8 No. 33-28239 and No. 333-33287) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our report dated June 25, 2007, with respect to the financial statements and schedule of the Baldor Electric Company Employees' Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

BKD, LLP

Fort Smith, Arkansas
June 25, 2007

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479 452-1040 Fax 479 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Report of Independent Registered Public Accounting Firm

December 31, 2006 and 2005

BKD LLP

Baldor Electric Company Employees' Profit Sharing and Savings Plan

December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 9

BKD LLP

Report of Independent Registered Public Accounting Firm

Trustees
Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of Baldor Electric Company Profit Sharing and Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baldor Electric Company Profit Sharing and Saving Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Smith, Arkansas
June 25, 2007

Federal Employer Identification Number: 44-0160260

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479 452-1040 Fax 479 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

Assets

	2006	2005
Investments, At Fair Value		
Baldor Electric Company common stock	$ 85,248,331	$ 77,275,696
Collective trust funds		
INVESCO Stable Value Trust	82,748,323	73,983,801
INVESCO S&P 500 Trust	22,730,002	21,242,480
Mutual funds	45,307,976	31,025,728
Participant loans	10,386,138	9,362,291
Total investments	246,420,770	212,889,996
Receivables		
Employer's contribution	9,970,038	8,938,083
Accrued interest and dividends	439,597	484,172
	10,409,635	9,422,255
Net Assets Available at Fair Market Value	256,830,405	222,312,251
Adjustments from fair value to contract value for fully benefit responsive investment contracts	1,808,295	1,147,408
Net Assets Available for Benefits	$ 258,638,700	$ 223,459,659

See Notes to Financial Statements

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income		
Net appreciation (depreciation) in fair value of investments	$ 26,918,172	$ (3,579,972)
Interest and dividends	8,935,614	6,880,626
Net investment income	35,853,786	3,300,654
Contributions		
Employer	11,177,516	10,021,169
Participants	6,812,820	5,944,589
	17,990,336	15,965,758
Total additions	53,844,122	19,266,412
Deductions		
Benefits paid directly to participants	18,126,186	15,631,794
Administrative expenses	538,895	484,736
Total deductions	18,665,081	16,116,530
Net Increase	35,179,041	3,149,882
Net Assets Available for Benefits, Beginning of Year	223,459,659	220,309,777
Net Assets Available for Benefits, End of Year	$ 258,638,700	$ 223,459,659

See Notes to Financial Statements

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1: Description of the Plan

The following description of Baldor Electric Company Employees' Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by Baldor Electric Company for the benefit of its employees, for the savings plan, who have at least two months of service and profit sharing benefits for employees with at least 2 years of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Merrill Lynch Trust Company FSB is the trustee and serves as the custodian of the Plan.

Contributions

The Plan permits eligible employees, through a salary deferral election, to have the Company make annual contributions of up to 50% of eligible compensation. The employee can elect a certain percentage of salary to be withheld before-tax and a portion to be withheld after-tax, which together shall be referred to as the Employee Contributions. Employee rollover contributions are also permitted. The Company makes matching contributions of 25% of the employees' salary deferral amounts up to 6% of employees' compensation and profit-sharing contributions. Company profit-sharing contributions are 12% of the Company's domestic income before income taxes, as defined in the Plan document. Contributions are subject to certain limitations.

Participant Investment Account Options

Participants direct the investment of their contributions as well as the Company's contribution into various investment options offered by the Plan. The Plan currently offers 7 mutual funds, Baldor Electric Company common stock and 2 trust funds as investment options for participants. The Plan's investment committee has the option to amend the choice of investment options from time to time.

The Plan also includes an automatic deferral feature whereby a participant is treated as electing to defer 2% of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions as well as any Company match or profit sharing contribution made plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount, a payment in the form of an annuity contract, or a combination of a lump sum payment and an annuity.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits for any period presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter on August 30, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Plan, at the Company's discretion.

Note 3: Investments

The Plan's investments are held by Merrill Lynch Trust Company, FSB (Princeton Retirement Group). The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets are separately identified.

	2006	2005
Investments at Fair Value as Determined by Quoted Prices in an Active Market		
Common stock		
Baldor Electric Company Common Stock	$ 85,248,331	$ 77,275,696
Trust funds		
INVESCO Stable Value Trust (contract value - $84,556,618 and $75,131,209 at December 31, 2006 and 2005, respectively)	82,748,323	73,983,801
INVESCO S&P 500 Trust	22,730,002	21,242,480
Mutual funds	45,307,976	31,025,728
	236,034,632	203,527,705
Investments at Estimated Fair Value		
Participant loans	10,386,138	9,362,291
Total investments	$ 246,420,770	$ 212,889,996

During the years ended December 31, 2006 and 2005, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $26,918,172 and $(3,579,972), respectively, as follows:

	2006	2005
Investments at Fair Value as Determined by Quoted Prices in an Active Market		
Common stock	$ 21,554,028	$ (5,534,555)
Trust funds	3,182,496	1,030,475
Mutual funds	2,181,648	924,108
Net appreciation in fair value	$ 26,918,172	$ (3,579,972)

Interest dividends realized on the Plan's investments for the years ended December 31, 2006 and 2005 were $8,935,614 and $6,880,626, respectively.

Note 4: Party-in-Interest Transactions

Certain Plan investments are shares of trust funds managed by Merrill Lynch Trust Company, FSB and AMVESCAP at December 31, 2006 and 2005, respectively. Merrill Lynch Trust Company, FSB and AMVESCAP were the trustees as defined by the Plan for 2006 and 2005, respectively, and, therefore, these transactions qualify as party-in-interest. Transaction processing and account administration fees paid by the Plan to Merrill Lynch Trust Company, FSB and AMVESCAP for 2006 and 2005 were $538,895 and $484,736, respectively.

Note 5: Plan Amendments

Effective June 30, 2005, the Plan was amended and restated (1) to permit the Company match to be invested according to the participant's investment election instead of requiring it to be invested in the Baldor Common Stock Fund, (2) the participant to elect to receive any dividends on Baldor common stock directly and (3) to add an automatic enrollment feature to the Plan which includes a 2% salary deferral of eligible compensation unless the employee makes an affirmative election not to participate.

Supplemental Schedule

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issuer	Description of Investment	Current Value
Mutual Funds		
American Funds	American Balanced – Class A, 541,424 shares	$ 10,297,877
American Funds	Europacific Growth Fund, 201,881 shares	9,399,566
Dreyfus	Dreyfus Premier Small Cap Value, 197,608 shares	4,422,467
Columbia	Columbia Acorn – Class A, 199,709 shares	5,795,557
American Funds	Growth Fund of America, 203,689 shares	6,695,267
VanKampen	Growth & Income Fund, 268,466 shares	5,927,735
PIMCO	Total Return Fund, 266,812 shares	2,769,507
Collective Trust Funds		
INVESCO	Stable Value Trust Fund, 84,556,618 shares	82,748,323
INVESCO	500 Index Trust, 602,918 shares	22,730,002
Common Stock		
*Baldor Electric Company	Baldor Electric Company Common Stock, 2,548,735 shares	85,248,331
Participant Loans	Various loans with interest rates of 5% to 10.5%	10,386,138
		$ 246,420,770

*Denotes a party-in-interest to the Plan. Baldor Electric Company is the Plan Sponsor.

END